NEWS RELEASE

ELD No. 08 –25

TSX: ELD  AMEX: EGO

September 3, 2008

Perama Update

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) announced that the Company has been advised by its legal representative in Athens that decisions have been reached pursuant to two outstanding legal cases before the Athens Supreme Administrative Court.

“We had anticipated that the Petition of Annulment would be upheld by the Conseil d’Etat and will now begin the process of reviewing the requirements of the environmental impact study under the new Pre-Approval Act 3010/2002.  We view this outcome as an opportunity for a fresh start for the Perama Hill Gold Project (the “Perama Project”) under the direction of the Eldorado team.  Our efforts will be focused on the successful management of the environmental impact study process and building working relationships with the local communities”, commented Paul N. Wright, President and Chief Executive Officer.

Mr. Wright further noted that the likelihood of receiving an approved Environmental Terms of Reference (the “ETR”) within the next 18 months is unlikely and therefore issuance of Eldorado shares pursuant to the Exchange Receipt Indenture entered into in connection with the Frontier Pacific Mining (“FRP”) transaction is extremely remote.

In its Notice of Change of Information to the FRP Offer the Company outlined its understanding of the three possible outcomes to the litigation proceedings.  The Company had been advised that there was a strong likelihood that the Petitions for Annulment would be upheld and that the Perama Project would be subject to submission of an application for its ETR under the new Pre-Approval Act 3010/2002 which became law in March 2003.

Petition for Annulment No: E3543 filed in 2000 by the Municipality of Sappes challenged the Pre-approval Act 1650/1986 (the “Act”) of the Ministry of the Environment for the Perama Project.  The Pre-approval Act established the framework under which the environment impact study for the Perama Project was prepared and filed.  On August 18, 2008 the 7-Judge Panel of the 5th Session of the Conseil d’Etat (“CDE”), the highest Supreme Administrative Court in Greece issued its Judgement No: 2315/2008.  The CDE’s ruling held the challenged Act as illegal. As a result, it accepted the petition for annulment and invalidated the Act.  In the case of Petition for Annulment No: E3571 filed in 2000 in which the Municipalities of Maronia and indviduals challenged the Act and on August 18, 2008 the CDE issued its Judgement No: 2316/2008.  The CDE’s ruling held that in view of the invalidation of the challenged Pre-approval Act by previous judgement 2315, the CDE cancelled the second case due to the previous Judgement 2315/2008.  The decisions of the CDE are definitive and final. We are awaiting receipt of the written Judgements.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, China, Greece and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright ”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Website: www.eldoradogold.com

Request for information packages: info@eldoradogold.com